September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (602) 269.8409

Mr. Kevin P. Knight
Chief Executive Officer
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, AZ 85043

> **Re:** **Knight Transportation, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 001-32396**

Dear Mr. Knight:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Elements of Compensation, page 14

1. Please analyze the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on pages 17 and 18 of how your long term equity awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

2. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary of Our Chief Executive Officer, page 15

3. You state that you may consider base salary levels paid at similar companies. Please explain how this comparative information is used. To the extent that you benchmark a portion of your compensation package against amounts paid by other companies, please identify the companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

4. Please revise your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant's assignment and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Performance-Based Annual Cash Bonuses, page 16

5. Please provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn annual cash bonuses. Although achievement of your EPS target may override the other performance measures set by the committee, please be advised that you must disclose all other performance targets set for the fiscal year. Please clearly explain how your incentive awards are specifically structured around company performance goals. Note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

6. We note that performance targets are set at the beginning of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent established. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Employment Agreements, page 18

7. You have indicated that you do not have any employment contracts, severance agreements or change-in-control agreements. However, please disclose whether there are any other arrangements or agreements, such as stock or option plans, which may provide for benefits (such as vesting) upon change of control or termination.

Summary Compensation Table, page 19

8. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Knight differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Grants of Plan-Based Awards Table, page 21

9. It appears that the amount in non-equity incentive plan awards reflects the maximum bonus. If other performance targets were set (such as threshold and target), revise the table as appropriate. If no other targets have not been set, please add disclosure in your footnotes to this table and revise your Compensation Discussion & Analysis to clarify and explain.

Director Compensation, page 24

10. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor